PVR Partners, LP

Three Radnor Corporate Center

100 Matsonford Road

Suite 301

Radnor, Pennsylvania 19087

Via EDGAR	August 9, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-189344) of PVR Partners, L.P.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 12:00 p.m., Eastern Time, on Tuesday, August 13, 2013, or as soon thereafter as is practicable.

In addition, we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

[Signature page to follow]

Very truly yours,

PVR Partners, L.P.

By:	PVR GP, LLC

	By:	/s/ Marci K. Donnelley
	Name:	Marci K. Donnelly
	Title:	Vice President